FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:   1.  Issue of Debt announcement made on 05 November 2003
                    2.  Director Shareholding announcement made on 11 November 2003

Enclosure No. 1

THE ROYAL BANK OF SCOTLAND GROUP plc ISSUES US$750m SUBORDINATED FIXED RATE NOTES DUE 2013

The Royal Bank of Scotland Group plc ("the Group") will complete the issue of US$750m subordinated fixed rate notes due 12 November 2013 ("Notes"). The Notes will be issued at a price of 99.65%, with a coupon of 5.00%, payable semi annually in May and November. Proceeds from the issue of the Notes, after deducting underwriting commission, amount to US$ 744,000,000

Lehman Brothers, RBS Greenwich Capital and UBS acted as Joint Lead Managers to advise the Group on this transaction.

The Notes will be issued under a Shelf Registration Statement which the Group has filed with the U.S. Securities and Exchange Commission and which provides for the offer and sale from time to time of up to US$7 billion aggregate initial offering price of debt securities, capital securities and preference shares.

The Notes are expected to be rated Aa3/A+/AA- by Moody’s, S&P and Fitch respectively.

For further information, please contact:

The Royal Bank of Scotland Group plc Ron Huggett Capital Raising Director 280 Bishopsgate London EC2N 4RB Tel: 020 7375 4925	Richard O'Connor Head of Investor Relations 280 Bishopsgate London EC2N 4RB Tel: 020 7672 1758

Schroder Lehman Brothers Nick Turnor Executive Director 1 Broadgate London EC2M 7HA Tel: 0207 260 2164	The Royal Bank of Scotland Gordon Taylor Director 135 Bishopsgate London EC2M 3UR Tel: 0207 334 1217

UBS Gary Abrahams Executive Director 100 Liverpool Street London EC2M 2RH Tel: 0207 567 2661

Stabilisation - FSA

5 November 2003

END

Enclosure No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£15.55

13. Date of transaction

7 November 2003

14. Date company informed

10 November 2003

15. Total holding following this notification

64,711

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

11 November 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Norman Cardie McLuskie

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Norman Cardie McLuskie

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£15.55

13. Date of transaction

7 November 2003

14. Date company informed

10 November 2003

15. Total holding following this notification

154,501

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

11 November 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 November 2003

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat